SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
              (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*

Reckson Associates Realty Corp.
(Name of Issuer)

Common Stock - Class B
(Title of Class of Securities)

75621K304
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut 06836-2571, Tel:(203)862-8000
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)
                              (Page 1 of 11 Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  296,200

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  296,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  296,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  296,200

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  296,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  296,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  296,600

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  296,600

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  296,600

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  296,600

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  296,600

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  296,600

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

         Reckson Associates Realty Corp. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         225 Broadhollow Road
         Melville, New York 11747

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Paloma International L.P., a Delaware limited partnership ("Paloma"), S. Donald Sussman, Amaranth L.L.C., a Delaware limited liability company ("Amaranth"), and Nicholas M. Maounis (collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Paloma, Mr. Sussman, Amaranth and Mr. Maounis is 2 American Lane, Greenwich, Connecticut 06836-2571.

Item 2(c).        Citizenship:

         Paloma is a Delaware limited partnership, Mr. Sussman is a citizen of the United States, Amaranth is a Delaware limited liability company and Mr. Maounis is a citizen of the United States.

Item 2(d).        Title of Class of Securities

         Common Stock - Class B ("Common Stock").

Item 2(e).        CUSIP Number: 75621K304

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a)     [x]   Broker or dealer registered under Section 15 of the
                        Exchange Act.

          (b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)     [ ]   Insurance company defined in Section 3(a)(19) of the
                        Exchange Act.

          (d)     [ ]   Investment  company  registered  under Section 8 of the
                        Investment Company Act.

          (e)     [ ]   An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E).

          (f)     [ ]   An employee  benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

          (g)     [ ]   A parent holding  company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

          (h)     [ ]   A savings  association  as defined in Section  3(b) of
                        the  Federal Deposit Insurance Act.

          (i)     [ ]   A  church  plan  that  is  excluded  from  the
                        definition  of  an investment   company  under  Section
                        3(c)(14)  of  the  Investment Company Act;

          (j)     [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned:

                  The Reporting Persons beneficially own an aggregate of 592,800 shares of Common Stock.

          (b)     Percent of class:

                  Each of Paloma's and S. Donald Sussman's beneficial ownership of 296,200 shares of Common Stock constitutes 2.9% of all of the outstanding shares of Common Stock.

                  Each  of  Amaranth's  and  Nicholas  M.  Maounis'   beneficial
                  ownership of 296,600 shares of Common Stock constitutes 2.9% of all of the outstanding shares of Common Stock.

                  Together, the Reporting Persons have beneficial ownership of an aggregate of 5.8% of all of the outstanding shares of Common Stock.

                  S. Donald Sussman and Nicholas M. Maounis each expressly disclaims equitable ownership of and any pecuniary interest in any of the Common Stock.


          (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Each of Paloma and S. Donald Sussman has the sole power to vote or direct the vote of 296,200 shares of Common Stock.

                  Each of Amaranth and Nicholas M. Maounis has the sole power to vote or direct the vote of 296,600 shares of Common Stock.

                   (ii)  Shared power to vote or to direct the vote

                  Not applicable.

                  (iii)  Sole power to dispose or to direct the disposition of

                  Each of Paloma and S. Donald Sussman has the sole power to dispose or direct the disposition of 296,200 shares of Common Stock.

                  Each of Amaranth and Nicholas M. Maounis has the sole power to dispose or direct the disposition of 296,600 shares of Common Stock.

                   (iv)  Shared power to dispose or to direct the disposition of

                  Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Paloma owns all 296,200 of its shares of Common Stock through its subsidiary Paloma Securities L.L.C., a Delaware limited liability company. Amaranth owns all 296,600 of its shares of Common Stock through its subsidiary Amaranth Securities L.L.C., a Delaware limited liability company. Paloma Securities L.L.C. and Amaranth Securities L.L.C. are both registered as Broker/Dealers under Section 15 of the Exchange Act.

Item 8.   Identification and Classification of Members of the Group.

          See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 6, 2001

          PALOMA INTERNATIONAL L.P.
          By: Latitude L.L.C., as general partner


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President



                   /s/ S. Donald Sussman
          -------------------------------------------
                   S. Donald Sussman


          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President



                   /s/ Nicholas M. Maounis
          -------------------------------------------
                   Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Reckson Associates Realty Corp. dated February 6, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 6, 2001

          PALOMA INTERNATIONAL L.P.
          By: Latitude L.L.C., as general partner


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President



                   /s/ S. Donald Sussman
          -------------------------------------------
                   S. Donald Sussman


          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President



                   /s/ Nicholas M. Maounis
          -------------------------------------------
                   Nicholas M. Maounis

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP



Paloma International L.P.
S. Donald Sussman
Amaranth L.L.C.
Nicholas M. Maounis